NO ACT

DC
PE
12-28-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040741

Received SEC

FEB 2 9 2008

Washington, DC 20549

February 29, 2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/29/2008

Re: Bank of America Corporation
Incoming letter dated December 28, 2007

Dear Mr. Gerber:

This is in response to your letters dated December 28, 2007 and January 30, 2008 concerning the shareholder proposal submitted to Bank of America by John C. Harrington. We also have received a letter on the proponent's behalf dated January 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 0 6 2008
THOMSON
FINANCIAL

Enclosures

cc: John C. Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 28, 2007 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Harrington Investments, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 15, 2007 (the "Proposal") from Harrington Investments, Inc. (the "Proponent"), for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would amend the bylaws of the Corporation to establish "a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide." The Proposal also provides certain guidelines and requirements for the proposed committee.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. *See Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In the *1998 Release*, the Commission also stated that a proposal falls within the scope of the ordinary business exclusion "when a proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." This consideration comes into play when the proposal includes "methods for implementing complex policies." *See 1998 Release*. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See 1998 Release*. The Corporation unquestionably believes in the protection and enhancement of human rights around the world. However. the Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations.

The Proposal Deals with Matters Regarding the Implementation of Complex Policies. The Corporation's reputation is paramount to successful business operations. As a corporation with global reach, the Corporation regularly manages and evaluates the implications of its policies on human rights of individuals in the US and worldwide. Such management and evaluation is effectively undertaken on a day-to-day basis because it touches almost every facet of the Corporation's operations. For example, the Corporation has guidelines for credit granted in developing countries, including criteria related to environmental impact, cultural and social structures and human rights. As discussed below, the Proposal falls within the scope of the ordinary business exclusion because it provides "methods for implementing complex policies" (i.e., "the implications of company policies . . . for human rights of individuals in the US and worldwide") and, thus, micro-manages matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Corporation's stockholders are not in the best position to determine how the Corporation should implement policies regarding human rights, particularly on a worldwide basis. The Corporation's operations are complex and cover a large portion of the globe. The Corporation serves approximately 57 million client relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and more than 23 million active online banking users. The Corporation serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. With operations of such geographic scope and magnitude, it is not realistic or prudent for the Corporation to turn over the management of potential human rights issues raised by its operations to stockholders. The complexity involved in the management and evaluation of the implications of the Corporation's policies regarding the human rights of individuals in the US and worldwide is undeniable. These matters should not be micro-managed by the Corporation's stockholders. Making informed decisions regarding the implication of the Corporation's policies on human rights requires significant insight into the Corporation's operations and intricate knowledge of the Corporation's products, operations and geographic footprint in all 175 countries in which it operates. Stockholders simply do not have the necessary background and are not in a position to exercise informed judgment on such matters.

In addition, the Proposal provides a highly detailed means of implementation by establishing multi-pronged directions for the Corporation to follow. If adopted, the Proposal would require the Corporation to (1) establish a board committee, (2) select committee members, (3) specifically fund the committee, (4) adopt a committee charter with regulations or guidelines to govern the committee, (4) require the committee to solicit and consider public input on the Corporation's human rights policies, (5) issue reports to shareholders and the public, at least annually, regarding the implications of the Corporation's human right policies and (6) empower the committee to take other actions in its discretion. The supporting statement of the Proposal also indicates that the committee should use the Universal Declaration of Human Rights as its benchmark. As noted in the

1998 Release, where a proposal "involves intricate detail . . . for implementing complex policies," it falls within the scope of the ordinary business exclusion under Rule 14a-8(i)(7).

Based on the foregoing, it is undeniable that the Proposal deals with methods for implementing complex policies and seeks to micro-manage the Corporation's day-to-day operations by probing too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. Accordingly, the Proposal falls within the scope of the ordinary business exclusion.

The Proposal Does Not Link the Corporation To Human Rights Violations. The Corporation is aware that the Division has regularly found that matters relating to human rights are not matters of ordinary business. However, the proposals found in such prior precedent linked the company receiving the proposal in some significant way to the human rights issue contained in the proposal. The Proposal provides no such link and, thus, is a matter of ordinary business.

In *Xcel Energy, Inc.* (March 7, 2002) ("*Xcel*"), a proposal requested the company to obtain future power supplies from sources that did not have an undue, adverse environmental, socioeconomic and human rights impact on the Pimicikamak Cree Nation and other indigenous peoples. *Xcel* was linked to the human rights issues raised by the proposal and thus, the proposal was not excludable. *See also Xcel Energy, Inc.* (March 24, 2003) (proposal regarding the company's code of standards for international operations, including policies to protect human rights was not excludable) and *The Dow Chemical Company* (March 2006) (proposal regarding the initiatives instituted by the company to address health, environmental and social concerns resulting from gas leak at an acquired plant was not excludable). In *E.I. du Pont de Nemours and Company* (February 11, 2004) ("*Dupont*"), a proposal related to the adoption and implementation a company-wide human rights policy. The proposal in *Dupont* cited numerous connections between the company and human rights issues raised by the proposal. *Dupont* was linked to the human rights issues raised by the proposal and thus, the proposal was not excludable. In *Sears, Roebuck and Co.* (February 16, 1999) ("*Sears*"), a proposal related to vendor standards and compliance mechanisms in the countries where the company operated. The proponent in *Sears* cited numerous connections between the company and human rights issues, including litigation for "conspiring to place thousands of workers in involuntary servitude and otherwise mistreat them to hold down production costs." *Sears* was linked to the human rights issues raised by the proposal and again, the proposal was not excludable. *See also McDonald's Corporation* (March 22, 2007), *Wal-Mart Stores, Inc.* (September 27, 2000), *Kohl's Corporation* (March 31, 2000), *Nordstrom, Inc.* (March 31, 2000) and *The Warnaco Group, Inc.* (March 14, 2000)(each company was linked to the human rights issues raised by the proposal). In *Freeport-McMoRan Copper & Gold Inc.* (February 12, 2004), a proposal called for a report on certain alleged human rights violations by the company. The proposal and proponent noted several instances linking the company to the human rights issues raised by the proposal. All of these proposals have a common theme -- the subject company engaged in operations that were alleged to harm or infringe upon human rights. The Proposal, including its supporting statement, does not allege any human rights violations by the Corporation.

The Proponent has submitted ordinary business proposals to the Corporation (and other companies) for the last several years that have been found excludable under Rule 14a-8(i)(7). Most recently, the Proponent made a proposal to Yahoo!, Inc. that is substantially similar to the Proposal and was found not excludable under Rule 14a-8(i)(7) by the Division. *See Yahoo! Inc.* (April 16, 2007) ("*Yahoo*"). However, there is a critical distinction between the Proposal and the proposal submitted in *Yahoo* -- Yahoo!, Inc. was linked to the alleged human rights issues raised by the proposal submitted. The Proposal's glaring omission is that there is no link to any alleged human rights violation by the Corporation. The only substantive difference between the Proposal and the *Yahoo* proposal is found in the supporting statement. The supporting statements are as follows:

In *Yahoo*:

> The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. ***For example, Yahoo reportedly disclosed the identity of a Chinese citizen who had published information critical of the Chinese government on the internet; as a result of Yahoo's disclosure, the individual is serving a 10 year jail sentence. Also, of the major internet search engines operating in China, Yahoo censored more terms, according to a limited test conducted by Reporters Without Borders.*** We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use ***the US Bill of Rights and*** the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents. (emphasis added to highlight difference from the Proposal).

In the Proposal:

> The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such

> as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

The language in the supporting statement that links the company to the alleged human rights violation in *Yahoo* is noticeably deleted from the supporting statement accompanying the Proposal. The facts in *Yahoo* that preclude the proposal from being a matter of ordinary business do not exist in the Proposal (nor are any other analogous facts provided). Rule 14a-8(i)(7) is not intended to operate as a "one size fits all" exclusion. The proposal in *Yahoo* raises a significant policy matter for a specific company. However, that policy matter is not significant for every other public company. The Proposal is a generic version of the *Yahoo* proposal and does not raise a significant policy matter for the Corporation. Absent facts in the Proposal that provide a link to some human rights violation, the Proposal is merely a matter of ordinary business. The Corporation does not believe that the Division should adopt a position that allows the Proponent to successfully submit a generic version of its proposal to any public company. The Corporation is not Yahoo! Inc., and the Division should not evaluate the Proposal against the same facts and circumstances presented in *Yahoo*. The facts and circumstances surrounding the Corporation's operations should govern the analysis and lead to the conclusion the Proposal relates to matters of ordinary business.

Without a Link to Human Rights Violations, the Proposal Merely Relates to Risk Management and Legal Compliance. As discussed above, the Proposal does not address any alleged human rights violations by the Corporation. Accordingly, the Proposal is effectively a proposal regarding risk management and legal compliance. In this regard, the Proposal primarily relates to the protection of the Corporation's reputation and the impact of its policies on human rights and the related risks presented by such policies. The Proponent concedes this view when it states that "our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our U.S. federal laws, and statutes of other nation states." *See Cover Letter of Proposal, first paragraph* (the "*Cover Letter*"). The Division has found that matters related to the evaluation of risk and legal compliance are ordinary business matters. *See Wachovia Corporation* (January 28, 2005) ("*Wachovia*"). In *Wachovia*, a proposal requested a report on the "effect on Wachovia's business strategy of the risks created by global climate change." The Division agreed that the proposal was excludable in *Wachovia* under Rule 14a-8(i)(7) because it related to ordinary business operations "(i.e. evaluation of risk)." *See also The Dow Chemical Company* (February 23, 2005) (proposal requesting a report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on the company, its reputation, its finances and its expansion in foreign countries was excludable under Rule 14a-8(i)(7) because it involved an evaluation of risks and liabilities).

In addition, the Proposal is very similar to other proposals that have requested a report on the effects of various risks facing a company that the Division has found to involve ordinary business operations. For instance, in *Xcel Energy Inc.* (April 1, 2003), the Division found that a proposal urging a board of directors to issue a report disclosing, among other things, the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury omissions related to the company's ordinary business operations because it dealt with the evaluation of risks and benefits. *See also The Mead Corporation* (January 31, 2001) (proposal requesting the board to report on the current status of the issues raised in a financial report as they affect the company, including a description of the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, was excludable under Rule 14a-8(i)(7) because it focused on the company's liability methodology and evaluation of risk). Similarly, in *American International Group, Inc.* (February 19, 2004), the Division concluded that a proposal requesting the board to review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In finding that the proposal could be excluded under Rule 14a-8(i)(7), the Division stated that the proposal related to the company's ordinary business operations "(i.e., evaluation of risks and benefits)." *See also Staff Legal Bulletin No. 14C (CF)* (June 28, 2005), where the Commission made clear that a proposal and its supporting statement that focuses "on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health" is the type of proposal that may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations.

Notwithstanding that the Proponent says the Proposal goes "above and beyond matters of legal compliance," the Cover Letter clearly indicates a contrary intent. The Cover Letter makes clear that the Proposal relates to the general conduct of a legal compliance program. The Cover Letter is focused on compliance with "violations of our U.S. federal laws, and statutes of other nation states." The Division has long permitted the exclusion of proposals that relate to legal compliance matters. *See Ford Motor Company* (March 19, 2007) (excluding a proposal to appoint a legal advisory commission to investigate securities law violations because it related to the "general conduct of a legal compliance program"); *The Bear Stearns Companies, Inc.* (February 14, 2007) (excluding a proposal requesting a report on the costs, benefits and impacts of the Sarbanes-Oxley Act because it related to a "general legal compliance program"); *Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television stations activities met their public interest obligations because it related to the general conduct of a legal compliance program); and *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program).

Since the Proposal is silent on alleged human rights violations by the Corporation, the Proposal, in effect, involves an appraisal of the risks of human rights violations on the Corporation's business and prospects and matters related to legal compliance. The Proponent's Cover Letter confirms this view. Accordingly, as with the prior precedent, the Proposal should be excluded because it relates to the Corporation's risk assessment and management and legal compliance with "U.S. federal laws, and statutes of other nation states." *See Cover Letter.*

The Proposal's Excludability is Not Overridden by a Significant Policy Concern. Although the Corporation agrees that the protection of human rights is important and that measures should be taken to protect such rights, as discussed above, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). As discussed above, while certain proposals related to human rights have been found by the Division to raise significant policy concerns, the Proposal provides no facts to link the Corporation to any alleged human rights violations. Unlike *Yahoo,* without specific facts regarding human rights violations by the Corporation, the Proposal merely relates to ordinary business matters and ongoing risk management by the Corporation. In addition, with respect to matters that are typically indicative of a significant policy concern, there have not been widespread media attention or public debate regarding on any alleged human rights violations by the Corporation nor any regulatory or legislative initiatives designed to address any such alleged violations.

* * * * * *

Based on the foregoing, it is clear that the Proposal is a matter of ordinary business because it relates to matters that are fundamental to management's ability to run a company on a day-to-day basis and that are not appropriate for stockholder oversight. The Proposal probes too deeply into matters of a complex nature upon which stockholders, as a group, are not in a position to make an informed judgment and includes detailed methods for implementing complex policies. In addition, the Proposal does not involve a significant policy issue that would override its ordinary business subject matter. Accordingly, the Proposal may be omitted from proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington

HARRINGTON
INVESTMENTS, INC.

November 15, 2007:

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Re: Shareholder Resolution

Dear Mr. Secretary:

Harrington Investments, Inc. is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return. My clients and I believe that our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our U.S. federal laws, and statutes of other nation states.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 shares of BAC. I have held my shares continuously for more than one year and will be providing verification of my ownership. I will continue to hold all the shares through the next stockholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

John C. Harrington
President

jwu

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

charles SCHWAB
INSTITUTIONAL

P.O. Box 52013, Phoenix, AZ 85072-2013

November 15, 2007

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

To Whom It May Concern:

RE: John Harrington
BAC Stock Ownership

This letter is to verify that John Harrington has continuously held at least $2000 in market value of BAC stock for at least one year prior to November 15, 2007 (November 15, 2006 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,

Alisa Scott
Charles Schwab Institutional Service Group

CC: John Harrington

RESOLVED: To amend the Bylaws, by inserting the following new section to Article IV:

Section 8: *Committee on Human Rights*. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation, and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

SANFORD J. LEWIS, ATTORNEY

RECEIVED
2008 JAN 28 AM 9:04
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 24, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation for a Bylaw Amendment to Establish a Human Rights Committee of the Board for 2008 Proxy Materials on Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 28, 2007, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rule 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

Summary

The Company has been facing investor and public scrutiny on how its policies and practices affect the human rights of individuals and communities around the world. Perhaps the most vivid example of this situation is found in the Darfur region of Sudan where governments, along with numerous other political and non-profit entities, have declared that an ongoing massacre amounts to genocide. The Proponents have filed this Proposal because they are critically aware of these and similar situations and believe that the Company needs to form a Human Rights Committee (the "Committee) to explore how its policies may impact human rights.

While the Company has tried to portray the Proposal as improperly focusing on the ordinary business of the Company, it is evident from the following analysis that this is not the case. The Proposal is focused on a broad public policy issue, human rights, which is of widespread concern. Furthermore, the Proposal does not run afoul of any of the specific exclusions identified by the Company, "micro-management", "evaluation of risk" or "legal compliance." The Proposal does not relate to accounting or evaluation of economic risks to a company, such

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. Finally, the Proposal specifically excludes legal compliance from the agenda of the Committee. In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

The Proposal

The proposal in its entirety states:

RESOLVED: To amend the corporate Bylaws, by inserting the following new section to Article IV:

Section 8: *Committee on Human Rights.* There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

ANALYSIS

The Proposal follows in the footsteps of Yahoo! and Coca Cola shareholder proposals that survived Staff review. As the Company notes, the Proponent filed a proposal last year with Yahoo! which contained an identical resolved clause and sought to amend Yahoo!'s bylaws in the same manner as the Proposal does. *Yahoo! Inc.* (April 16, 2007). In that case, the Company challenged the proposal on numerous grounds including substantially implemented, vagueness and ordinary business grounds. Those challenges were unsuccessful and the Staff concluded that the proposal was permissible. In addition, in *Coca Cola* (January 16, 2008) the staff rejected a No Action request on the same resolution (based on a substantially implemented argument).

Because the Staff has already weighed in on the validity of this language we respectfully request the Staff reject the Company's argument.

We note that the Company argues that *Yahoo!* is distinct from the Proposal because of differences in the supporting statement – i.e. the Company claims that the Proponent's failure to include wording linking the Company to the issue of human rights is fatal. As discussed more fully below, there are many examples of permissible proposals that did not directly link the company within the language of the resolution to the significant social policy issue. Consequently, this argument is misplaced.

Shareholders are entitled by law to propose bylaw amendments to establish a new committee. Pursuant to Delaware law, stockholders have a statutory right to adopt bylaws. DGCL §109. Section 109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." Furthermore, there is nothing in the Company charter or bylaws that limits the rights of shareholders to amend the Company's bylaws. Accordingly, the Proposal is proper because state corporate law and the Company's charter and bylaws allow shareholders to initiate bylaw amendments. The company has not disputed this.

Staff decisions in this area also indicate that bylaw amendments such as this are permitted so long as they do not interfere with the Board's statutorily granted discretion by, for example, requiring the expenditure of corporate funds. *Community Bancshares, Inc.* (March 15, 1999); *Radiation Care Inc.* (December 12, 1994); *Pennzoil Company* (February 24, 1993). The Proponents have drafted the Proposal to avoid this problem by specifically stating that nothing in the bylaw amendment shall restrict the power of the board to manage the business and affairs of the Company, including not incurring any costs to the Company except as authorized by the board.

For these reasons, the Proponent is entitled under Delaware law to introduce the Proposal at the Company annual meeting this spring. The only question is whether it will appear on the company's proxy materials, thereby providing uniform information to shareholders.

The premise of Rule 14a-8 is to insure that shareholders who are unable to attend the annual meeting in person are provided with complete information about matters that will be presented to at the annual meeting. As stated in Exchange Act Release No. 12999, 41 Fed. Reg. 52,994 (Dec. 3, 1976) ("1976 Interpretive Release")

> the Commission's sole purpose in conducting such review has been to insure full disclosure to public investors . . .the Commission's sole concern is to insure that public investors receive full and accurate information about all security holder proposals that are to, or should, be submitted to them for their action. ***If the company fails to include in its proxy materials a security holder proposal that it should have included, the other security holders have not only been denied necessary information and the opportunity to vote for a proposal they favor, but unwittingly may have been given a proxy that management would vote against the proposal.***

Id (emphasis added).

As a bylaw amendment authorized by DGCL §109, the Proposal will be submitted to shareholders at the annual meeting for their consideration. Bylaw amendments are not minor events, but are significant shareholder actions that are codified in statute. Consequently, it is imperative in order to preserve the need for disclosure and fairness, as recognized in the 1976 Interpretive Release, to put the Proposal in the Company proxy materials. To do otherwise, would deny shareholders of necessary information and may lead shareholders to unknowingly give a proxy that will be voted against the Proposal. Therefore, we respectfully urge the Staff to conclude that the Proposal must appear in the Company's proxy materials.

The Proposal does not seek to micromanage the Company, but rather leaves the Board with the discretion to implement the Proposal. Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

We could not agree more with the Company that "stockholders are not in the best position to determine how the Corporation should implement policies regarding human rights." That is one of the primary reasons the Proponent seeks to address this issue through a bylaw amendment creating the Committee. There is nothing in the Proposal that professes to determine how the Company should implement policies regarding human rights and to say that it does is to put forward a fiction. Rather, the Proposal recognizes that how these policies are implemented is best left in the hands of the Board and only seeks to create a Committee that has the specific mandate to take up that question. How the question is answered is left in the discretion of the Board. By focusing on the Board level and the creation of a committee, but not mandating any particular policy, process or outcome for the Committee's proceedings, we have appropriately focused on the strategic and overarching significant policy issue confronting the Company without delving into the minutia of policy implementation that the Rule prohibits.

At best the Company's micro-management argument is a simple misreading of the Proposal that ignores the plain language of the bylaw amendment. For the Company to have a persuasive argument, the Proposal would have had to specify the precise details of the Company's policies, perhaps mandating the use of an enumerated list of policy conclusions and justifications for reaching those conclusions. Instead, the Proponents have delineated the broad parameters of the Committee's mandate and a suggested reference document outside of the actual bylaw. This reference to the US Bill of Rights and the Universal Declaration of Human Rights, by the Proposals own terms, is strictly a *suggestion* to consider a *nonbinding reference document.*

An example of a proposal that was properly excluded for micro-managing reasons is *General Motors* (March 30, 2005). The proposal, which the Staff excluded "as relating to GM's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)" read as follows:

> Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:
>
> **1. What Temperatures**
>
> For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".
>
> **2. What Atmospheric Gases**
>
> The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.
>
> **3. What Sun Effect**
>
> The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.

4. What About Carbon Dioxide Production

Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

This is as clear example of micro-management as there is, and we believe this represents what the SEC intended in the 1998 Interpretive Release. It is abundantly clear that the Proposal is not remotely similar to the *General Motors* proposal and therefore we respectfully request the Staff reject the Company's argument.

The Proposal focuses on a significant policy issue facing the Company. The Company next argues that the Proposal should be excluded because the proposal does not link the Company to Human Rights violations. We believe this argument completely misapprehends how the Staff has applied the ordinary business exclusion. First, there are many examples of permissible proposals that did not directly link the company to the significant social policy issue.

In *Toys R Us, Inc.* (April 8, 1999) the proponent asked the company to implement the MacBride Principles. Even though the text of the proposal made no link between the company and any human rights violations in Northern Ireland, the Staff concluded that "we do not believe that Toys "R" Us may omit the MacBride Principles proposal from its proxy materials in reliance on rule 14a-8(i)(7). See also *TJX Companies, Inc.* (April 1, 1999). This analysis is born out in a case that should be familiar to the Company. In *Bank of America* (March 10, 2000) the proposal requested the Company "adopt a policy that no contribution to any political movement or entity shall be made by the Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, nor to any company employee; nor shall any company facilities or equipment be used for this purpose." In that case, the proposal did not draw any link between the Company and the issue of campaign contributions or even between financial services companies and campaign contributions. In the words of the Company, it was a generic political contributions proposal. Nevertheless, the Staff concluded that Bank of America could not exclude the proposal under Rule 14a-8(i)(7). See also, *Time Warner, Inc.* (February 11, 2004) (no link drawn in the proposal between the company (or its industry sector) and political contributions).

Also, consider the proposal in *American Eagle Outfitters, Inc.* (March 20, 2001) entitled "Global Human Rights Standards" in which the proposal drew no link whatsoever between the company and human rights violations. Rather the proposal focused on the "generic" issue of "reports of human rights abuses in the overseas subsidiaries and suppliers of U.S. based corporations." In other words, the proposal simply drew a link between US business in general and reports of human rights violations. Nevertheless, the staff found that it was not excludible as relating to ordinary business

With respect to the cases cited by the Company, while they certainly illustrate many examples of explicit links between the company and the significant policy issue, there is nothing in those cases which demonstrates that proponents *must* draw that link. As we have shown, there are many examples of cases that do not follow the pattern provided by the Company's citations. Both are appropriate ways to proceed and simply because one method is permissible it does not necessarily follow that the other method is fatal. In fact, the contrary is true.

Even though this case can be addressed through the preceding legal argument, we would like to take this opportunity to demonstrate why human rights issues are significant policy issues facing financial services companies like Bank of America. We completely agree with the Company's statement that human rights are not ordinary business and offer the following as evidence. For example, Columbia Management, the Company's investment management division with $709 billion under management is directly affected by the Sudan Accountability and Divestment Act (SADA) which was signed into law on December 31, 2007 by President George W. Bush following unanimous approval by the U.S. Congress. SADA prohibits companies operating in Sudan's oil, power, mineral and military sector from receiving federal contracts, and authorizes U.S. states and local entities to divest from and prohibit contracts with these companies. It also adds a new subsection (c) to Section 13 of the Investment Company Act of 1940 to protect companies from any civil, criminal or administrative action "based solely upon the investment company divesting from, or avoiding investing in, securities issued by persons that the investment company determines, using credible information that is available to the public, conduct or have direct investments in business operations in Sudan. . ." Pub. L. No. 110-174. Available at http://www.govtrack.us/congress/bill.xpd?bill=s110-2271. This legislation demonstrates not only the widespread concern about human rights violations in Sudan, but also expresses the President's and Congress's view that the Federal government should support efforts to divest or prohibit investment in Sudan. After signing SADA, President Bush stated, "My Administration will continue its efforts to bring about significant improvements in the conditions in Sudan through sanctions against the Government of Sudan."

In the words of Congressman Spencer Bachus on December 18, 2007

> Economic and financial considerations are important, but in a loving Nation, such considerations can never be as a justification for turning a blind eye to genocide. Closing our financial markets to those who participate directly or indirectly in the slaughter of innocent human beings is well within our ability and ought to be a bedrock principle of our Nation. America is a loving Nation, and allowing our financial markets to be utilized by an evil, and that's a strong word, but in this case it fits, an evil regime which conducts religious and racial genocide is inconsistent with our values and our principles.

Cong. Rec. 16,756 (December 18, 2007)

With respect to a related bill, The Darfur Accountability and Divestment Act (H8846), House Financial Services Committee Chairman Congressman Barney Frank said on July 30, 2007

> These are not bills of compulsion. They fully respect the market. What they say is, if you are a mutual fund, if you are a pension fund manager, and significant numbers of the investors in your entity or the beneficiaries of your entity come to you and say, Clean my hands; I do not want to be financing these outrageous regimes and their terrible practices, you cannot plead, Oh, I am sorry. The law won't let me do it, because these bills have a common theme. They prevent lawsuits against these investment entities who take these issues into account.

Cong. Rec. 8,846 (July 30, 2007). See also Congresswoman Sheila Jackson-Lee:

> Divestment is one solid and easy way that individuals, organizations, businesses, universities, cities, and states can not only make a strong statement against genocide, but can actually act to halt the killing in Darfur.

Cong. Rec. 8,852 (July 30, 2007).

Furthermore, since 2005, 22 U.S. states have adopted Sudan divestment policies. Fifteen of these states have followed the recommendations of the Sudan Divestment Task Force and focus exclusively on companies operating in Sudan's oil, power, mineral and military sectors. Twenty-three additional U.S. states will consider divestment policies in 2008. Beyond the U.S., at least 14 countries have initiated targeted Sudan divestment campaigns including Australia, Belgium, Canada, Germany, Japan, Norway, Netherlands, New Zealand, Ireland, Italy, Sweden, Switzerland, South Africa, and the UK.

The Sudan divestment movement has also spread rapidly to the private sector. In 2007, the Company's competitor Fidelity Investments reduced its U.S. holdings of PetroChina, the listed arm of Sudan's largest oil partner, China National Petroleum Corporation, by 91%. Berkshire Hathaway, the holding company for Warren Buffett, sold over two billion shares in the company.

The issue has also received significant attention in the press. In 2007 the Save Darfur Coalition launched a multi-million dollar advertising campaign in support of the Sudan divestment movement. The advertising campaign, which targeted companies in Sudan and their largest foreign investors, included national television commercials, newspaper advertisements and billboards.

In addition to paid advertising, the Sudan divestment movement has been covered extensively in the press, including features in CNN, FOX News, MSNBC, Bloomberg, Reuters, Associated Press, New York Times, International Herald Tribune, Fortune, London Times, Financial Times, Wall Street Journal, and Xinhua. See also:

> *Pensions & Investments* Fiduciary Duty Calls For Divesting 11/26/2007
> http://www.pionline.com/apps/pbcs.dll/article?AID=/20071126/PRINTSUB/71121014/1008/rss12&rssfeed=rss12
>
> *Investment & Pensions Europe* PGGM May Withdraw China Investment 11/13/2007
> http://www.ipe.com/home/login.php?type=noaccess&extra=&page=http%3A%2F%2Fwww.ipe.com%2Fnews%2FPGGM_may_withdraw_China_investment_25930.php%3Ftype%3Dnews%26id%3D25930
>
> *The Harvard Crimson* Shame on UBS 11/12/2007
> http://www.thecrimson.com/article.aspx?ref=520682
>
> *Santa Fe Reporter* Thorny Funds 10/10/2007
> http://sfreporter.com/articles/publish/outtake-101007-thorny-funds.php
>
> *Boston Globe* Darfur Activists to Prod 4 More Mutual Fund Firms 9/5/2007
> http://www.boston.com/business/globe/articles/2007/09/05/darfur_activists_to_prod_4_more_mutual_fund_firms/
>
> *Reuters* Activists Target More US Firms on Sudan Investments
> http://today.reuters.com/news/articleinvesting.aspx?type=etfNews&storyID=2007-09-05T200346Z_01_N05215308_RTRIDST_0_FUNDS-SUDAN.XML&pageNumber=0&imageid=&cap=&sz=13&WTModLoc=InvArt-C1-ArticlePage2
>
> *The London Times* Campaigners Seek to Curb Investment in Sudan as Darfur Crisis Continues
> http://business.timesonline.co.uk/tol/business/markets/africa/article2072495.ece
>
> *TheStreet.com* Save Darfur, Win Big 6/26/2007
> http://www.thestreet.com/_tscrss/funds/etftuesday/10364855.html
>
> *Guardian Unlimited* British Investors Urged to Quit Sudan 6/19/2007
> http://politics.guardian.co.uk/foreignaffairs/story/0,,2106164,00.html

The Street Franklin Templeton Could Feel Darfur's Heat 5/21/2007
http://www.thestreet.com/newsanalysis/assetmanagers/10357947.html

The Economist Genocide In the Boardroom 5/8/2007
http://www.economist.com/business/displaystory.cfm?story_id=9136514

LA Times Berkshire's Darfur Links Clash with Gates Mission 5/4/2007
http://www.latimes.com/news/nationworld/nation/la-na-berkshire4may04,0,6075683.story?coll=la-home-headlines

Bloomberg Buffett Confronts Darfur, Divestment Proposal at Annual Meeting 5/4/2007
http://www.bloomberg.com/apps/news?pid=20601087&sid=ayg30EbB4LLs&refer=home

USA Today Some Investors Want Money Out of Sudan 3/21/2007
http://www.usatoday.com/money/world/2007-03-21-sudan-invest-usat_N.htm

Fortune Fidelity's Sudan problem 1/29/2007
http://money.cnn.com/2007/01/29/news/companies/pluggedin_gunther_sudan.fortune/?postversion=2007012911

Wall Street Journal Divestment Campaign Moves into US Mutual Funds 1/28/2007
http://www.sudantribune.com/spip.php?article19973

Furthermore, CEO Kenneth Lewis announced in 2001 that he had set a goal for the company to become "the Most Admired Company in the World." To achieve such a goal the proponents believe it still has a long way to go regarding human rights impacts. Implementation of the Proposal to create a board of directors committee on human rights could be an important corporate governance measure toward that goal.

The Company's global operations are not particularly transparent, but we do know that many of the countries within which it operates face significant human rights challenges, including China, India, Malaysia, Philippines, Singapore, Thailand, Brazil and Mexico.

The Company's ownership relationship with the Construction Bank of China (CBC) is of particular relevance to the Proposal. In 2005, the Company acquired a 9 percent share of the CBC, with an option of increasing the share of its holdings to 19.9 percent. The Company, through its stake in the Construction Bank of China participates in a number of controversial investments. CBC is listed as a principle backer of the China National Petroleum Corporation (CNPC), which is significantly involved in oil extraction and exploration in Sudan. CBC also helped to finance, Sinopec which explores for oil & gas in Burma, collaborating with the military regime's Myanmar Oil & Gas Enterprise. As China's economy grows, through its CBC stake, the Company's involvement with China's totalitarian government grows corresponding, which in turn increases the company's potential liabilities related to human rights violations.

Bank of America issues corporate bonds on behalf of Wal-Mart, a company whose labor practices violate internationally recognized rights, such as workers' rights to organize and collective bargaining. Wal-Mart censures union information, fires union members, closes departments in order to stop development of unions etc. The Company has been sued 57 times since 2000 by several groups of workers. In the USA, 292 complaints have been filed with the National Labor Relations Board about violations of labor laws. These complaints concern conflicts about overwork and unequal pay, discrimination of women and bad health conditions. Human Rights Watch states: "The effect of Wal-Mart's tactics is to deny workers their internationally recognized right to organize." The Norwegian pension fund has also highlighted the behavior of the Company: "An extensive body of material indicates that Wal-Mart consistently and systematically employs minors in contravention of international rules, that working conditions at many of its suppliers are dangerous or health-hazardous, that workers are pressured into working overtime without compensation, that the company systematically discriminates against women in pay, that employees are in a number of cases unreasonably punished and locked in."

The Company also finances munitions companies which produce depleted uranium weapons and cluster bombs. These weapons constitute a grievous violation of the rights of non-combatants wherever modern warfare is practiced. The use of these uranium weapons creates clouds of tiny metal particles that contaminate the battlefield and surrounding environment for millions of years. Scientific research has shown that depleted uranium causes cancer, birth defects, and other serious health problems. The effects have been recorded in both soldiers and civilians. There is a growing awareness that uranium weapons breach the most fundamental human rights. Military trade unions, human rights organizations and the environmental and peace movements are calling for a world-wide ban on the production of uranium weapons. 98% of cluster munitions victims are civilians. Nobody has yet been able to calculate the toll of depleted uranium, but that has not stopped Bank of America from financing their production.

In the Black Mesa region of northeastern Arizona, for 40 years, Indigenous Navajo and Hopi communities in Arizona have been ravaged by the Black Mesa coal mine, which drains 2.5 million gallons daily from the only community water supply. The mine has caused bitter land disputes between Peabody and the Indigenous communities of the region, and left a toxic legacy along a 273 mile coal slurry pipeline. In 2006, the Bank of America contributed to the $4 billion financing of the continuation of controversial mining operations.

This documentation not only demonstrates that the Proposal focuses on "significant policy, economic or other implications," but "the presence of widespread public debate regarding an issue." These are issues about which shareholders are appropriately concerned. As a result, shareholders have the right to raise these issues at the Company's annual meeting and express their opinions about how the Company should explore its role in addressing human rights issues. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans and are clearly of concern to other investors. We respectfully believe the Staff should reach the same conclusion and notify the Company that it cannot exclude the Proposal as merely focusing on the day-to-day business of the Company.

The Proposal does not request an evaluation of risk. The Company appears to make two arguments with respect to the evaluation of risk exclusion (1) the Proponents concede the Proposal is effectively a request for an evaluation of risk by stating "our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our U.S. federal laws, and statutes of other nation states" in the Proponent's ***cover letter***; and (2) because it is analogous to a list of proposals excluded for requesting an evaluation of risk.

With respect to the first argument, the Staff has never suggested that statements in the cover letter are at all relevant to this analysis. In fact, Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") made no mention of cover letters when it stated " In determining whether the focus of these proposals is a significant social policy issue, *we consider both the proposal and the supporting statement* as a whole." (emphasis added). Consequently, this argument finds absolutely no support in Staff no-action letters or interpretive bulletins. In fact, this argument appears to be entirely unprecedented.

But beyond that point, one need look no farther than the proposals cited by the Staff in SLB14C to understand that it is completely appropriate to raise the issues of company value, image and reputation in a proposal. In SLB 14C the Staff gave an example of an unacceptable proposal (*Xcel Energy Inc.* (April 1, 2003)) and a permissible proposal (*Exxon Mobil Corp.* (March 18, 2005)). Looking at the text of *Exxon* it is abundantly clear that it is permissible to discuss company reputation in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> ***
>
> there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the company's reputation or risk in the proposal, let alone the cover letter, is entirely misplaced. Accordingly we request the Staff to reject this argument.

Turning to the cases which the Company believes are analogous to the Proposal, the following demonstrates why they are not applicable to this case. The evaluation of risk exclusion was formally announced in SLB 14C in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk, then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion. In the Proposal, there is no comparable request for a report on economic risks. What we have in *Xcel* is an full fledged request for an assessment of financial risks and that is dramatically different from the Proposal which does not even present an implied request for an evaluation of risk. In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead*

Corporation (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this catagory.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette*, the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

In *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology* . . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis. In this manner, *Mead* is even farther removed from the language of the Proposal. As we have shown, the Proposal does not request an implicit or explicit assessment. But it is entirely incorrect to claim that the Proposal somehow seeks to impose some sort of specific assessment methodology. The Proponents have made significant and concerted efforts to make it completely clear that the Committee's specific actions and practices are entirely left to the discretion of the Committee and the Board. As such, *Mead* is not remotely analogous to the Proposal and should be disregarded.

Finally, in *American International Group, Inc.* (February 19, 2004) the shareholders requested that the company "review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and . . . identify the impacts of these pandemics on the company." This case is not analogous because the Proposal does not make any explicit request for a review of economic effects. In addition, it is important to note that the Proposal does not seek information about how the subject matter (human rights) is impacting the company, as *American International Group* did with the subject of pandemics. Rather, the Proposal is focused on the human rights impacts of the Company's activities. In that way the Proposal is more like *Exxon Mobil* (March 18, 2005) (cited favorably in SLB14C) in which the proponent sought a report on the environmental impact of the Company's activities.

All of the above analysis is borne out by two recent case in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Norfolk Southern Corporation* (February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation in risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to Norfolk, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that by simply removing the request for information related to efforts for minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in Burlington argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks.

For the reasons given above we urge the Staff to reject the Company's evaluation of risk argument.

The Proposal does not fall within the legal compliance exclusion. Next, the Company argues that the Proposal is excludable because *the cover letter*, once again, is focused on compliance issues. The Proponents are unaware of a single example of the Staff excluding a proposal on ordinary business grounds for statements made in the shareholder's cover letter. Such an argument, completely unsupported by the Company, is so far afield that it requires no response. Nevertheless, out of an abundance of caution we will make the following points.

While the Company cites to a number of no-action letters issued by the Staff on the subject of legal compliance, it makes no effort to analogize any of the cases to the Proposal. When one looks at the cases, however, it is clear that none of them are relevant to the Staff's analysis:

> *Ford Motor Company* (March 19, 2007). This proposal sought to delve into the propriety of a "Value Enhancement Program that would 'reward' shareholders. VEP was designed to distribute $20 cash or new share equivalent for each outstanding share. Old Common and Class 'B" shares would be tendered and new shares and/or cash would be issued." After leveling the accusation that the "VEP was designed to funnel $1.4 billion cash from the Company's Treasury directly into the pockets of the Ford family", the shareholder went on to state that "laws prohibit misrepresentation, bad faith, swindle, conspiracy to commit fraud, fraud in the inducement, concealment, breach of contract, failing legal duty, false pretenses and failure to fully disclose—all violations that may have been committed by Chairman Ford and his Board." Having recited these and other details, the shareholder concluded with a request to investigate violations of securities laws. Clearly, *Ford* is completely different in that it is an example of a shareholder focusing on the company's review of an otherwise ordinary securities law violation. The Proposal, in contrast to *Ford*, expressly states that legal compliance is not an issue and therefore cannot be excluded on the basis of *Ford.*
>
> *The Bear Stearns Companies Inc.* (February 14, 2007). In this case the proponent sought "1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and 2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business." The plain meaning of this

resolution is a focus on the costs and benefits of complying with Sarbanes-Oxley and accordingly the Staff found that it was in effect a legal compliance program. There is nothing in the language of this proposal that approximates the text of the Proposal and as such it does not apply the analysis before the Staff.

Monsanto Company (November 3, 2005). The proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." In contrast to the present resolution, the *Monsanto* proposal was focused on compliance issues. The proposal sought to dictate how the compliance program would occur with specifics about certain fields of law. The current Proposal in contrast, is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

General Electric Company (January 4, 2005). As the company in *General Electric* demonstrated, that company was subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. Because the proposal requested the company to prepare a report "detailing" its "current activities to meet their public interest obligations" it was requesting the same information that each company television station was required to submit to the FCC on at least a quarterly basis. That is simply not the case here. In addition to exempting legal compliance issues, it is evident that the Proposal does not focus on the details of reporting to federal agencies. Accordingly, the facts of *General Electric* are distinct from our case and are not relevant.

Hudson United Bancorp (January 24, 2000). In *Hudson*, the proponent accused the company of "violations of laws and regulations [including] insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery" and called for an investigation. This case is far more similar to *Ford* (described above) and for the same reasons is not applicable to this analysis.

Finally, even assuming that the Proposal seeks direct involvement in compliance mechanisms there are many examples where the Staff has determined that it is appropriate for a shareholder proposal to address operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no-action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program" because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning and we respectfully submit that the Staff should do so again. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources); *Dillard Department Stores, Inc.* (March 13, 1997) (the company failed to persuade the Staff to exclude a proposal that asked for a report which described the company's actions to ensure that it would not do business with foreign suppliers who manufacture items using forced labor, convict labor or illegal child labor or fail to satisfy other applicable laws and standards.)

What all of these proposals have in common with the Proposal is that they were addressing significant social policy issues confronting the company. Consequently, they were appropriate issues for shareholder consideration even if, arguably, they involved compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not concerned with mundane company matters, but were focused on how the company should address the issues which transcended the day-to-day affairs of the company. Accordingly, we respectfully request the Staff conclude that the Proposal must be included in the Company's proxy materials.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a8-(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: John Harrington
Andrew A. Gerber, Hunton & Williams LLP

HUNTON& WILLIAMS

January 30, 2008

Rule 14a-8

BY ELECTRONIC MAIL and OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

**Re: Stockholder Proposal Submitted by Harrington Investments, Inc.
Response to Proponent's Letter Dated January 24, 2008**

Ladies and Gentlemen:

By letter dated December 28, 2007 (the "Initial Request"), pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth therein, a proposal and supporting statement (the "Proposal") from Harrington Investments, Inc. (the "Proponent"). In the Initial Request, the Corporation indicated its belief that the Proposal could be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7) because it dealt with a matter relating to the ordinary business of the Corporation. A copy of the Initial Request is attached hereto as **Exhibit A**. The statements of fact included herein represent our understanding of such facts.

The Proposal would amend the bylaws of the Corporation to establish "a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide." The Proposal also provides certain guidelines and requirements for the proposed committee.

By letter dated January 24, 2008, the Proponent submitted a letter (the "Response Letter") to the Division responding to the arguments presented by the Corporation in the Initial Request. A copy of the Response Letter is attached hereto as **Exhibit B**. A copy of this letter is also being sent to the Proponent.

By this letter, the Corporation would like to address several of the points raised in the Response Letter. For convenience, the matters discussed herein are presented based upon the page number and relevant heading provided in the Response Letter.

Page 3. In the footsteps of Yahoo! and Coca Cola

Contrary to the Proponent's arguments, *Yahoo! Inc.* (April 16, 2007) ("*Yahoo!*") and *The Coca Cola Company* (January 16, 2008) ("*Coca Cola*") are not relevant. As noted in the Initial Request, *Yahoo!* is not governing in this case because the Proposal provides no link to human rights violations, a critical part of the *Yahoo!* letter. The Proposal has been altered from its form in Yahoo! and is now a generic, one-size-fits-all proposal. As such, the generic Proposal deals with a matter ordinary business. To find otherwise, would be to determine that a generic proposal to create a board committee on human rights is suitable and significant for every public company that is subject to Section 14 of the Exchange Act. Such a determination would be better suited for a rulemaking initiative by the Commission rather than through the Rule 14a-8 interpretive process.

In addition, in *Coca Cola,* the company only makes one substantive argument-- that the proposal has been substantially implemented under Rule 14a-8(i)(10). The Initial Request does not make an argument under Rule 14a-8(i)(10). Accordingly, the *Coca Cola* letter is irrelevant to the analysis.

However, it is noteworthy that the proposal in *Coca Cola* differs from the Proposal in one critical respect-- the supporting statement cites numerous human rights controversies involving the Coca Cola Company, its bottlers and suppliers. As in *Yahoo!*, a link is provided between the company and alleged human rights violations.

Page 3. Shareholders are entitled by law to propose bylaw amendments

This argument is irrelevant and serves as a distraction. The Initial Request does not make any arguments under Rule 14a-8(i)(1), (i)(2) or based on Delaware law. The Proponent argues that Delaware law provides shareholders a statutory right to propose bylaw amendments. While this may be true in some instances, what the Proponent fails to address is the fact that neither Delaware law nor Rule 14a-8 provide shareholders a statutory or other right to have **any and all** shareholder proposals packaged as bylaw amendments to be included in a company's proxy materials. An ordinary business matter cannot simply be wrapped into the form of a bylaw amendment and thus become immune to exclusion under Rule 14a-8. For example, a proposal that would require the Corporation to pay a three percent interest rate on all savings accounts would clearly be a matter of ordinary business. If the proposal instead was a bylaw amendment that would require the Corporation to pay a three percent interest rate on savings accounts it would, nevertheless, be a matter of ordinary business. Following Proponent's logic, Rule 14a-8 would be entirely eviscerated and all future proposals would quickly migrate to become bylaw amendments. Since the Proposal deals with a matter of ordinary business, the fact that it is presented as a bylaw amendment is irrelevant.

Page 4. The Proposal does not seek to micromanage the Company

The Proponent states that it "could not agree more with the Company that 'stockholders are not in the best position to determine how the Corporation should implement policies regarding human rights.'" The Proponent argues that the Proposal does not intend to micromanage the Corporation and states that "[t]here is nothing in the Proposal that professes to determine how the Company should implement policies regarding human rights . . ." This position contradicts the very goal of the Proposal.

As noted in the Initial Request, as a corporation with global reach, the Corporation regularly manages and evaluates the implications of its policies on human rights of individuals in the US and worldwide. Such management and evaluation is effectively undertaken on a day-to-day basis because it touches almost every facet of the Corporation's operations. The Proposal disregards how the Corporation deals with human rights policies and instead proposes to have stockholders dictate the means by which the Corporation should deal with these matters. Instead of letting management deal with these complex issues, the Proposal requires that a new board committee be created and lays out multiple requirements for the committee that resemble a committee charter. The Proposal clearly allows stockholders to micromanage how best to deal with human rights matters. As noted above, both the Corporation and the Proponent agree, that the stockholders are not best suited to take on this task.

Page 6. The Proposal focuses on a significant policy issue facing the Company

In making this argument, the Proponent fails to focus on the language of the Proposal. As noted several times in the Initial Request and above, the Proposal provides no link between the corporation and any alleged human rights violations. Given the supporting statements in *Yahoo!* and *Coca Cola,* which each provided a clear link to alleged human rights violations, the failure of the Proponent to provide such a link in the Proposal is conspicuously absent. In fact, the proposals in *Yahoo!* and *Coca Cola* are virtually identical to the Proposal, ***except*** that the supporting statement in the Proposal excludes the alleged human rights violations that are included in the *Yahoo!* and

Coca Cola proposals. If human rights violations are "significant policy issues facing the Company," why did the Proponent elect to exclude any links to such violations--as was done by the proponents in *Yahoo!* and *Coca Cola*?

While the Proponent attempts to provide several tenuous links between the Corporation and alleged human rights violations in the Response Letter, the Proposal remains silent. The Proponent stretches to make arguments and create an after-the-fact link. For instance, the Proponent argues for several pages that new legislation relating to the Sudan/Darfur may have some impact on one of the Corporation's affiliates. The Proponent also cites several legislative initiatives that focus more on legal compliance matters than on specific actions of the Corporation that may impact human rights.

Page 12. and Page 15. The Proposal does not relate to an evaluation of risk or legal compliance

The Corporation believes that the arguments raised in the Initial Request with respect to the Proposal and its evaluation of risk and legal compliance remain the same. We note that the overwhelming weight of the Proponent's social policy arguments on pages 6 through 12 of the Response Letter illustrate how the Proposal relates to legal compliance and the impact of legislation (such as the Sudan Accountability and Divestment Act, The Darfur Accountability and Divestment Act, related amendments to the Investment Company Act of 1940 and state legislation regarding the Sudan/Darfur). In addition, the Proponent discusses the evaluation of risk to companies operating in countries with poor human rights records (such as divestment by large shareholders and media perceptions).

* * * * * *

Based on the Initial Request and the foregoing, it is clear that the Proposal is a matter of ordinary business because it relates to matters that are fundamental to management's ability to run a company on a day-to-day basis and that are not appropriate for stockholder oversight. The Proposal probes too deeply into matters of a complex nature upon which stockholders, as a group, are not in a position to make an informed judgment and includes detailed methods for implementing complex policies. In addition, the Proposal does not involve a significant policy issue that would override its ordinary business subject matter. Accordingly, the Proposal may be omitted from proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7).

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington
Stanford J. Lewis, Attorney

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 28, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Harrington Investments, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated November 15, 2007 (the "Proposal") from Harrington Investments, Inc. (the "Proponent"), for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal would amend the bylaws of the Corporation to establish "a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide." The Proposal also provides certain guidelines and requirements for the proposed committee.

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. *See Exchange Act Release No. 34-40018* (May 21, 1998) ("*1998 Release*"). In the *1998 Release*, the Commission also stated that a proposal falls within the scope of the ordinary business exclusion "when a proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." This consideration comes into play when the proposal includes "methods for implementing complex policies." *See 1998 Release*. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See 1998 Release*. The Corporation unquestionably believes in the protection and enhancement of human rights around the world. However. the Corporation believes that the underlying subject matter of the Proposal falls squarely within the scope of the above considerations.

The Proposal Deals with Matters Regarding the Implementation of Complex Policies. The Corporation's reputation is paramount to successful business operations. As a corporation with global reach, the Corporation regularly manages and evaluates the implications of its policies on human rights of individuals in the US and worldwide. Such management and evaluation is effectively undertaken on a day-to-day basis because it touches almost every facet of the Corporation's operations. For example, the Corporation has guidelines for credit granted in developing countries, including criteria related to environmental impact, cultural and social structures and human rights. As discussed below, the Proposal falls within the scope of the ordinary business exclusion because it provides "methods for implementing complex policies" (i.e., "the implications of company policies . . . for human rights of individuals in the US and worldwide") and, thus, micro-manages matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Corporation's stockholders are not in the best position to determine how the Corporation should implement policies regarding human rights, particularly on a worldwide basis. The Corporation's operations are complex and cover a large portion of the globe. The Corporation serves approximately 57 million client relationships with more than 5,700 retail banking offices, more than 17,000 ATMs and more than 23 million active online banking users. The Corporation serves clients in 175 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 80 percent of the Fortune Global 500. With operations of such geographic scope and magnitude, it is not realistic or prudent for the Corporation to turn over the management of potential human rights issues raised by its operations to stockholders. The complexity involved in the management and evaluation of the implications of the Corporation's policies regarding the human rights of individuals in the US and worldwide is undeniable. These matters should not be micro-managed by the Corporation's stockholders. Making informed decisions regarding the implication of the Corporation's policies on human rights requires significant insight into the Corporation's operations and intricate knowledge of the Corporation's products, operations and geographic footprint in all 175 countries in which it operates. Stockholders simply do not have the necessary background and are not in a position to exercise informed judgment on such matters.

In addition, the Proposal provides a highly detailed means of implementation by establishing multi-pronged directions for the Corporation to follow. If adopted, the Proposal would require the Corporation to (1) establish a board committee, (2) select committee members, (3) specifically fund the committee, (4) adopt a committee charter with regulations or guidelines to govern the committee, (4) require the committee to solicit and consider public input on the Corporation's human rights policies, (5) issue reports to shareholders and the public, at least annually, regarding the implications of the Corporation's human right policies and (6) empower the committee to take other actions in its discretion. The supporting statement of the Proposal also indicates that the committee should use the Universal Declaration of Human Rights as its benchmark. As noted in the

1998 Release, where a proposal "involves intricate detail . . . for implementing complex policies," it falls within the scope of the ordinary business exclusion under Rule 14a-8(i)(7).

Based on the foregoing, it is undeniable that the Proposal deals with methods for implementing complex policies and seeks to micro-manage the Corporation's day-to-day operations by probing too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. Accordingly, the Proposal falls within the scope of the ordinary business exclusion.

The Proposal Does Not Link the Corporation To Human Rights Violations. The Corporation is aware that the Division has regularly found that matters relating to human rights are not matters of ordinary business. However, the proposals found in such prior precedent linked the company receiving the proposal in some significant way to the human rights issue contained in the proposal. The Proposal provides no such link and, thus, is a matter of ordinary business.

In *Xcel Energy, Inc.* (March 7, 2002) ("*Xcel*"), a proposal requested the company to obtain future power supplies from sources that did not have an undue, adverse environmental, socioeconomic and human rights impact on the Pimicikamak Cree Nation and other indigenous peoples. *Xcel* was linked to the human rights issues raised by the proposal and thus, the proposal was not excludable. *See also Xcel Energy, Inc.* (March 24, 2003) (proposal regarding the company's code of standards for international operations, including policies to protect human rights was not excludable) and *The Dow Chemical Company* (March 2006) (proposal regarding the initiatives instituted by the company to address health, environmental and social concerns resulting from gas leak at an acquired plant was not excludable). In *E.I. du Pont de Nemours and Company* (February 11, 2004) ("*Dupont*"), a proposal related to the adoption and implementation a company-wide human rights policy. The proposal in *Dupont* cited numerous connections between the company and human rights issues raised by the proposal. *Dupont* was linked to the human rights issues raised by the proposal and thus, the proposal was not excludable. In *Sears, Roebuck and Co.* (February 16, 1999) ("*Sears*"), a proposal related to vendor standards and compliance mechanisms in the countries where the company operated. The proponent in *Sears* cited numerous connections between the company and human rights issues, including litigation for "conspiring to place thousands of workers in involuntary servitude and otherwise mistreat them to hold down production costs." *Sears* was linked to the human rights issues raised by the proposal and again, the proposal was not excludable. *See also McDonald's Corporation* (March 22, 2007), *Wal-Mart Stores, Inc.* (September 27, 2000), *Kohl's Corporation* (March 31, 2000), *Nordstrom, Inc.* (March 31, 2000) and *The Warnaco Group, Inc.* (March 14, 2000)(each company was linked to the human rights issues raised by the proposal). In *Freeport-McMoRan Copper & Gold Inc.* (February 12, 2004), a proposal called for a report on certain alleged human rights violations by the company. The proposal and proponent noted several instances linking the company to the human rights issues raised by the proposal. All of these proposals have a common theme -- the subject company engaged in operations that were alleged to harm or infringe upon human rights. The Proposal, including its supporting statement, does not allege any human rights violations by the Corporation.

The Proponent has submitted ordinary business proposals to the Corporation (and other companies) for the last several years that have been found excludable under Rule 14a-8(i)(7). Most recently, the Proponent made a proposal to Yahoo!, Inc. that is substantially similar to the Proposal and was found not excludable under Rule 14a-8(i)(7) by the Division. *See Yahoo! Inc.* (April 16, 2007) ("*Yahoo*"). However, there is a critical distinction between the Proposal and the proposal submitted in *Yahoo* -- Yahoo!, Inc. was linked to the alleged human rights issues raised by the proposal submitted. The Proposal's glaring omission is that there is no link to any alleged human rights violation by the Corporation. The only substantive difference between the Proposal and the *Yahoo* proposal is found in the supporting statement. The supporting statements are as follows:

In *Yahoo*:

> The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. ***For example, Yahoo reportedly disclosed the identity of a Chinese citizen who had published information critical of the Chinese government on the internet; as a result of Yahoo's disclosure, the individual is serving a 10 year jail sentence. Also, of the major internet search engines operating in China, Yahoo censored more terms, according to a limited test conducted by Reporters Without Borders.*** We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use ***the US Bill of Rights and*** the Universal Declaration of Human Rights as nonbinding benchmarks or reference documents. (emphasis added to highlight difference from the Proposal).

In the Proposal:

> The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such

> as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

The language in the supporting statement that links the company to the alleged human rights violation in *Yahoo* is noticeably deleted from the supporting statement accompanying the Proposal. The facts in *Yahoo* that preclude the proposal from being a matter of ordinary business do not exist in the Proposal (nor are any other analogous facts provided). Rule 14a-8(i)(7) is not intended to operate as a "one size fits all" exclusion. The proposal in *Yahoo* raises a significant policy matter for a specific company. However, that policy matter is not significant for every other public company. The Proposal is a generic version of the *Yahoo* proposal and does not raise a significant policy matter for the Corporation. Absent facts in the Proposal that provide a link to some human rights violation, the Proposal is merely a matter of ordinary business. The Corporation does not believe that the Division should adopt a position that allows the Proponent to successfully submit a generic version of its proposal to any public company. The Corporation is not Yahoo! Inc., and the Division should not evaluate the Proposal against the same facts and circumstances presented in *Yahoo*. The facts and circumstances surrounding the Corporation's operations should govern the analysis and lead to the conclusion the Proposal relates to matters of ordinary business.

Without a Link to Human Rights Violations, the Proposal Merely Relates to Risk Management and Legal Compliance. As discussed above, the Proposal does not address any alleged human rights violations by the Corporation. Accordingly, the Proposal is effectively a proposal regarding risk management and legal compliance. In this regard, the Proposal primarily relates to the protection of the Corporation's reputation and the impact of its policies on human rights and the related risks presented by such policies. The Proponent concedes this view when it states that "our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our U.S. federal laws, and statutes of other nation states." *See Cover Letter of Proposal, first paragraph* (the "*Cover Letter*"). The Division has found that matters related to the evaluation of risk and legal compliance are ordinary business matters. *See Wachovia Corporation* (January 28, 2005) ("*Wachovia*"). In *Wachovia*, a proposal requested a report on the "effect on Wachovia's business strategy of the risks created by global climate change." The Division agreed that the proposal was excludable in *Wachovia* under Rule 14a-8(i)(7) because it related to ordinary business operations "(i.e. evaluation of risk)." *See also The Dow Chemical Company* (February 23, 2005) (proposal requesting a report describing the impacts that outstanding Bhopal issues, if left unresolved, may pose on the company, its reputation, its finances and its expansion in foreign countries was excludable under Rule 14a-8(i)(7) because it involved an evaluation of risks and liabilities).

In addition, the Proposal is very similar to other proposals that have requested a report on the effects of various risks facing a company that the Division has found to involve ordinary business operations. For instance, in *Xcel Energy Inc.* (April 1, 2003), the Division found that a proposal urging a board of directors to issue a report disclosing, among other things, the economic risks associated with the company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury omissions related to the company's ordinary business operations because it dealt with the evaluation of risks and benefits. *See also The Mead Corporation* (January 31, 2001) (proposal requesting the board to report on the current status of the issues raised in a financial report as they affect the company, including a description of the company's liability projection methodology and an assessment of other major environmental risks, such as those created by climate change, was excludable under Rule 14a-8(i)(7) because it focused on the company's liability methodology and evaluation of risk). Similarly, in *American International Group, Inc.* (February 19, 2004), the Division concluded that a proposal requesting the board to review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy was excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business operations. In finding that the proposal could be excluded under Rule 14a-8(i)(7), the Division stated that the proposal related to the company's ordinary business operations "(i.e., evaluation of risks and benefits)." *See also Staff Legal Bulletin No. 14C (CF)* (June 28, 2005), where the Commission made clear that a proposal and its supporting statement that focuses "on the company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health" is the type of proposal that may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations.

Notwithstanding that the Proponent says the Proposal goes "above and beyond matters of legal compliance," the Cover Letter clearly indicates a contrary intent. The Cover Letter makes clear that the Proposal relates to the general conduct of a legal compliance program. The Cover Letter is focused on compliance with "violations of our U.S. federal laws, and statutes of other nation states." The Division has long permitted the exclusion of proposals that relate to legal compliance matters. *See Ford Motor Company* (March 19, 2007) (excluding a proposal to appoint a legal advisory commission to investigate securities law violations because it related to the "general conduct of a legal compliance program"); *The Bear Stearns Companies, Inc.* (February 14, 2007) (excluding a proposal requesting a report on the costs, benefits and impacts of the Sarbanes-Oxley Act because it related to a "general legal compliance program"); *Monsanto Company* (November 3, 2005) (excluding a proposal to establish an ethics oversight committee to "insure compliance with the Monsanto's Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial, and local governments, including the Foreign Corrupt Practices Act" because it related to the general conduct of a legal compliance program); *General Electric Company* (January 4, 2005) (excluding a proposal regarding whether NBC's broadcast television stations activities met their public interest obligations because it related to the general conduct of a legal compliance program); and *Hudson United Bancorp* (January 24, 2003) (excluding a proposal to establish a committee to investigate possible corporate misconduct because it related to the general conduct of a legal compliance program).

Since the Proposal is silent on alleged human rights violations by the Corporation, the Proposal, in effect, involves an appraisal of the risks of human rights violations on the Corporation's business and prospects and matters related to legal compliance. The Proponent's Cover Letter confirms this view. Accordingly, as with the prior precedent, the Proposal should be excluded because it relates to the Corporation's risk assessment and management and legal compliance with "U.S. federal laws, and statutes of other nation states." *See Cover Letter.*

The Proposal's Excludability is Not Overridden by a Significant Policy Concern. Although the Corporation agrees that the protection of human rights is important and that measures should be taken to protect such rights, as discussed above, the Proposal does not raise a significant social policy issue as contemplated by Rule 14a-8(i)(7). As discussed above, while certain proposals related to human rights have been found by the Division to raise significant policy concerns, the Proposal provides no facts to link the Corporation to any alleged human rights violations. Unlike *Yahoo*, without specific facts regarding human rights violations by the Corporation, the Proposal merely relates to ordinary business matters and ongoing risk management by the Corporation. In addition, with respect to matters that are typically indicative of a significant policy concern, there have not been widespread media attention or public debate regarding on any alleged human rights violations by the Corporation nor any regulatory or legislative initiatives designed to address any such alleged violations.

* * * * * *

Based on the foregoing, it is clear that the Proposal is a matter of ordinary business because it relates to matters that are fundamental to management's ability to run a company on a day-to-day basis and that are not appropriate for stockholder oversight. The Proposal probes too deeply into matters of a complex nature upon which stockholders, as a group, are not in a position to make an informed judgment and includes detailed methods for implementing complex policies. In addition, the Proposal does not involve a significant policy issue that would override its ordinary business subject matter. Accordingly, the Proposal may be omitted from proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John C. Harrington

Exhibit A

HARRINGTON
INVESTMENTS, INC.

November 15, 2007:

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

Re: Shareholder Resolution

Dear Mr. Secretary:

Harrington Investments, Inc. is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return. My clients and I believe that our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our U.S. federal laws, and statutes of other nation states.

Therefore, I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange *Act of 1934*. I am the *beneficial owner, as defined* in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 shares of BAC. I have held my shares continuously for more than one year and will be providing verification of my ownership. I will continue to hold all the shares through the next stockholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

John C. Harrington
President

jwu

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

charles SCHWAB
INSTITUTIONAL

P.O. Box 52013, Phoenix, AZ 85072-2013

November 15, 2007

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, North Carolina 28255

To Whom It May Concern:

RE: **John Harrington**
BAC Stock Ownership

This letter is to verify that John Harrington has continuously held at least $2000 in market value of BAC stock for at least one year prior to November 15, 2007 (November 15, 2006 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,

Alisa Scott
Charles Schwab Institutional Service Group

CC: John Harrington

RESOLVED: To amend the Bylaws, by inserting the following new section to Article IV:

Section 8: *Committee on Human Rights*. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation, and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

SANFORD J. LEWIS, ATTORNEY

January 24, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Bank of America Corporation for a Bylaw Amendment to Establish a Human Rights Committee of the Board for 2008 Proxy Materials on Behalf of Harrington Investments

Dear Sir/Madam:

Harrington Investments (the "Proponent") is beneficial owner of common stock of Bank of America Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated December 28, 2007, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2008 proxy statement by virtue of Rule 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2008 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. A copy of this letter is being mailed concurrently to Andrew A. Gerber, Hunton & Williams LLP.

Summary

The Company has been facing investor and public scrutiny on how its policies and practices affect the human rights of individuals and communities around the world. Perhaps the most vivid example of this situation is found in the Darfur region of Sudan where governments, along with numerous other political and non-profit entities, have declared that an ongoing massacre amounts to genocide. The Proponents have filed this Proposal because they are critically aware of these and similar situations and believe that the Company needs to form a Human Rights Committee (the "Committee) to explore how its policies may impact human rights.

While the Company has tried to portray the Proposal as improperly focusing on the ordinary business of the Company, it is evident from the following analysis that this is not the case. The Proposal is focused on a broad public policy issue, human rights, which is of widespread concern. Furthermore, the Proposal does not run afoul of any of the specific exclusions identified by the Company, "micro-management", "evaluation of risk" or "legal compliance." The Proposal does not relate to accounting or evaluation of economic risks to a company, such

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

as a quantification or characterization of financial risks, or projection of financial, market or reputational risk. It is not focused on intricate detail, nor does it seek specific time-frames or methods for implementing complex policies. Finally, the Proposal specifically excludes legal compliance from the agenda of the Committee. In short, the Proposal complies with all aspects of Rule 14a-8 and we urge the Staff to reject the Company's arguments.

The Proposal

The proposal in its entirety states:

RESOLVED: To amend the corporate Bylaws, by inserting the following new section to Article IV:

Section 8: *Committee on Human Rights.* There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies on issues such as these, as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

ANALYSIS

The Proposal follows in the footsteps of Yahoo! and Coca Cola shareholder proposals that survived Staff review. As the Company notes, the Proponent filed a proposal last year with Yahoo! which contained an identical resolved clause and sought to amend Yahoo!'s bylaws in the same manner as the Proposal does. *Yahoo! Inc.* (April 16, 2007). In that case, the Company challenged the proposal on numerous grounds including substantially implemented, vagueness and ordinary business grounds. Those challenges were unsuccessful and the Staff concluded that the proposal was permissible. In addition, in *Coca Cola* (January 16, 2008) the staff rejected a No Action request on the same resolution (based on a substantially implemented argument).

Because the Staff has already weighed in on the validity of this language we respectfully request the Staff reject the Company's argument.

We note that the Company argues that *Yahoo!* is distinct from the Proposal because of differences in the supporting statement – i.e. the Company claims that the Proponent's failure to include wording linking the Company to the issue of human rights is fatal. As discussed more fully below, there are many examples of permissible proposals that did not directly link the company within the language of the resolution to the significant social policy issue. Consequently, this argument is misplaced.

Shareholders are entitled by law to propose bylaw amendments to establish a new committee. Pursuant to Delaware law, stockholders have a statutory right to adopt bylaws. DGCL §109. Section 109 provides stockholders with a broad right to adopt bylaws "relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees." Furthermore, there is nothing in the Company charter or bylaws that limits the rights of shareholders to amend the Company's bylaws. Accordingly, the Proposal is proper because state corporate law and the Company's charter and bylaws allow shareholders to initiate bylaw amendments. The company has not disputed this.

Staff decisions in this area also indicate that bylaw amendments such as this are permitted so long as they do not interfere with the Board's statutorily granted discretion by, for example, requiring the expenditure of corporate funds. *Community Bancshares, Inc.* (March 15, 1999); *Radiation Care Inc.* (December 12, 1994); *Pennzoil Company* (February 24, 1993). The Proponents have drafted the Proposal to avoid this problem by specifically stating that nothing in the bylaw amendment shall restrict the power of the board to manage the business and affairs of the Company, including not incurring any costs to the Company except as authorized by the board.

For these reasons, the Proponent is entitled under Delaware law to introduce the Proposal at the Company annual meeting this spring. The only question is whether it will appear on the company's proxy materials, thereby providing uniform information to shareholders.

The premise of Rule 14a-8 is to insure that shareholders who are unable to attend the annual meeting in person are provided with complete information about matters that will be presented to at the annual meeting. As stated in Exchange Act Release No. 12999, 41 Fed. Reg. 52,994 (Dec. 3, 1976) ("1976 Interpretive Release")

> the Commission's sole purpose in conducting such review has been to insure full disclosure to public investors . . .the Commission's sole concern is to insure that public investors receive full and accurate information about all security holder proposals that are to, or should, be submitted to them for their action. ***If the company fails to include in its proxy materials a security holder proposal that it should have included, the other security holders have not only been denied necessary information and the opportunity to vote for a proposal they favor, but unwittingly may have been given a proxy that management would vote against the proposal.***

Id (emphasis added).

As a bylaw amendment authorized by DGCL §109, the Proposal will be submitted to shareholders at the annual meeting for their consideration. Bylaw amendments are not minor events, but are significant shareholder actions that are codified in statute. Consequently, it is imperative in order to preserve the need for disclosure and fairness, as recognized in the 1976 Interpretive Release, to put the Proposal in the Company proxy materials. To do otherwise, would deny shareholders of necessary information and may lead shareholders to unknowingly give a proxy that will be voted against the Proposal. Therefore, we respectfully urge the Staff to conclude that the Proposal must appear in the Company's proxy materials.

The Proposal does not seek to micromanage the Company, but rather leaves the Board with the discretion to implement the Proposal. Under Rule 14a-8(i)(7), the Commission has indicated that shareholders, as a group, are not in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

We could not agree more with the Company that "stockholders are not in the best position to determine how the Corporation should implement policies regarding human rights." That is one of the primary reasons the Proponent seeks to address this issue through a bylaw amendment creating the Committee. There is nothing in the Proposal that professes to determine how the Company should implement policies regarding human rights and to say that it does is to put forward a fiction. Rather, the Proposal recognizes that how these policies are implemented is best left in the hands of the Board and only seeks to create a Committee that has the specific mandate to take up that question. How the question is answered is left in the discretion of the Board. By focusing on the Board level and the creation of a committee, but not mandating any particular policy, process or outcome for the Committee's proceedings, we have appropriately focused on the strategic and overarching significant policy issue confronting the Company without delving into the minutia of policy implementation that the Rule prohibits.

At best the Company's micro-management argument is a simple misreading of the Proposal that ignores the plain language of the bylaw amendment. For the Company to have a persuasive argument, the Proposal would have had to specify the precise details of the Company's policies, perhaps mandating the use of an enumerated list of policy conclusions and justifications for reaching those conclusions. Instead, the Proponents have delineated the broad parameters of the Committee's mandate and a suggested reference document outside of the actual bylaw. This reference to the US Bill of Rights and the Universal Declaration of Human Rights, by the Proposals own terms, is strictly a *suggestion* to consider a *nonbinding reference document.*

An example of a proposal that was properly excluded for micro-managing reasons is *General Motors* (March 30, 2005). The proposal, which the Staff excluded "as relating to GM's ordinary business operations (i.e., the specific method of preparation and the specific information to be included in a highly detailed report)" read as follows:

> Now therefore be it resolved by the stockowners of General Motors Corporation to recommend that the board publish annually to the stockowners a "Scientific Report on Global Warming/Cooling", which would include the following and any other information that GM staff deems relevant:
>
> **1. What Temperatures**
>
> For the reported temperatures (or average temperatures) the exact method of measurement, including (a) times of day, (b) locations in latitude and longitude (or other description), and (c) altitudes (height in atmosphere, or depth of ocean water, or depth or surface of land). This temperature measurement would be the one used in discussing "global warming" or "global cooling".
>
> **2. What Atmospheric Gases**
>
> The effect on global warming/cooling of increases/decreases in the percent content of the atmosphere of these gases: nitrogen (currently about 77%), oxygen (currently about 21%), argon (currently about 1%), and (all under 1%) water vapor, carbon dioxide, hydrogen, neon, helium, krypton, xenon, and any other as deemed by GM staff. Relevant ranges of percent increases/decreases shall be chosen by GM staff.
>
> **3. What Sun Effect**
>
> The effects of percent increase/decrease in radiation from the sun on global warming/cooling. The measurements shall be chosen by GM staff.

4. What About Carbon Dioxide Production

Estimates of the current annual global production of carbon dioxide into the atmosphere from the following sources: forest and brush fires, decay of organic material other than by fire, production of electrical energy, production of heat, use in motor vehicles (including a separate figure for motor vehicles produced by General Motors), aviation, human and other animal respiration, release from oceans and fresh water bodies, and any other source deemed by GM staff.

5. What About Carbon Dioxide Absorption

Estimates of the current annual global absorption of carbon dioxide from the atmosphere by vegetation, dissolution into oceans and fresh water bodies of water, and any other use deemed by GM staff.

6. What Costs/Benefits

A discussion of global economic costs and benefits that would occur with a global warming and a global cooling of each of 0.5, 1, 2, 3, 4, and 5 degrees Fahrenheit. The relevant costs and benefits would be chosen by GM staff and would be calculated in scenarios of causes of the global warming/cooling as determined by GM staff.

This is as clear example of micro-management as there is, and we believe this represents what the SEC intended in the 1998 Interpretive Release. It is abundantly clear that the Proposal is not remotely similar to the *General Motors* proposal and therefore we respectfully request the Staff reject the Company's argument.

<u>The Proposal focuses on a significant policy issue facing the Company.</u> The Company next argues that the Proposal should be excluded because the proposal does not link the Company to Human Rights violations. We believe this argument completely misapprehends how the Staff has applied the ordinary business exclusion. First, there are many examples of permissible proposals that did not directly link the company to the significant social policy issue.

In *Toys R Us, Inc.* (April 8, 1999) the proponent asked the company to implement the MacBride Principles. Even though the text of the proposal made no link between the company and any human rights violations in Northern Ireland, the Staff concluded that "we do not believe that Toys "R" Us may omit the MacBride Principles proposal from its proxy materials in reliance on rule 14a-8(i)(7). See also *TJX Companies, Inc.* (April 1, 1999). This analysis is born out in a case that should be familiar to the Company. In *Bank of America* (March 10, 2000) the proposal requested the Company "adopt a policy that no contribution to any political movement or entity shall be made by the Bank of America; nor shall solicitations for contributions to any political movement or entity be made on company property, nor to any company employee; nor shall any company facilities or equipment be used for this purpose." In that case, the proposal did not draw any link between the Company and the issue of campaign contributions or even between financial services companies and campaign contributions. In the words of the Company, it was a generic political contributions proposal. Nevertheless, the Staff concluded that Bank of America could not exclude the proposal under Rule 14a-8(i)(7). See also, *Time Warner, Inc.* (February 11, 2004) (no link drawn in the proposal between the company (or its industry sector) and political contributions).

Also, consider the proposal in *American Eagle Outfitters, Inc.* (March 20, 2001) entitled "Global Human Rights Standards" in which the proposal drew no link whatsoever between the company and human rights violations. Rather the proposal focused on the "generic" issue of "reports of human rights abuses in the overseas subsidiaries and suppliers of U.S. based corporations." In other words, the proposal simply drew a link between US business in general and reports of human rights violations. Nevertheless, the staff found that it was not excludible as relating to ordinary business

With respect to the cases cited by the Company, while they certainly illustrate many examples of explicit links between the company and the significant policy issue, there is nothing in those cases which demonstrates that proponents *must* draw that link. As we have shown, there are many examples of cases that do not follow the pattern provided by the Company's citations. Both are appropriate ways to proceed and simply because one method is permissible it does not necessarily follow that the other method is fatal. In fact, the contrary is true.

Even though this case can be addressed through the preceding legal argument, we would like to take this opportunity to demonstrate why human rights issues are significant policy issues facing financial services companies like Bank of America. We completely agree with the Company's statement that human rights are not ordinary business and offer the following as evidence. For example, Columbia Management, the Company's investment management division with $709 billion under management is directly affected by the Sudan Accountability and Divestment Act (SADA) which was signed into law on December 31, 2007 by President George W. Bush following unanimous approval by the U.S. Congress. SADA prohibits companies operating in Sudan's oil, power, mineral and military sector from receiving federal contracts, and authorizes U.S. states and local entities to divest from and prohibit contracts with these companies. It also adds a new subsection (c) to Section 13 of the Investment Company Act of 1940 to protect companies from any civil, criminal or administrative action "based solely upon the investment company divesting from, or avoiding investing in, securities issued by persons that the investment company determines, using credible information that is available to the public, conduct or have direct investments in business operations in Sudan. . ." Pub. L. No. 110-174. Available at http://www.govtrack.us/congress/bill.xpd?bill=s110-2271. This legislation demonstrates not only the widespread concern about human rights violations in Sudan, but also expresses the President's and Congress's view that the Federal government should support efforts to divest or prohibit investment in Sudan. After signing SADA, President Bush stated, "My Administration will continue its efforts to bring about significant improvements in the conditions in Sudan through sanctions against the Government of Sudan."

In the words of Congressman Spencer Bachus on December 18, 2007

> Economic and financial considerations are important, but in a loving Nation, such considerations can never be as a justification for turning a blind eye to genocide. Closing our financial markets to those who participate directly or indirectly in the slaughter of innocent human beings is well within our ability and ought to be a bedrock principle of our Nation. America is a loving Nation, and allowing our financial markets to be utilized by an evil, and that's a strong word, but in this case it fits, an evil regime which conducts religious and racial genocide is inconsistent with our values and our principles.

Cong. Rec. 16,756 (December 18, 2007)

With respect to a related bill, The Darfur Accountability and Divestment Act (H8846), House Financial Services Committee Chairman Congressman Barney Frank said on July 30, 2007

> These are not bills of compulsion. They fully respect the market. What they say is, if you are a mutual fund, if you are a pension fund manager, and significant numbers of the investors in your entity or the beneficiaries of your entity come to you and say, Clean my hands; I do not want to be financing these outrageous regimes and their terrible practices, you cannot plead, Oh, I am sorry. The law won't let me do it, because these bills have a common theme. They prevent lawsuits against these investment entities who take these issues into account.

Cong. Rec. 8,846 (July 30, 2007). See also Congresswoman Sheila Jackson-Lee:

> Divestment is one solid and easy way that individuals, organizations, businesses, universities, cities, and states can not only make a strong statement against genocide, but can actually act to halt the killing in Darfur.

Cong. Rec. 8,852 (July 30, 2007).

Furthermore, since 2005, 22 U.S. states have adopted Sudan divestment policies. Fifteen of these states have followed the recommendations of the Sudan Divestment Task Force and focus exclusively on companies operating in Sudan's oil, power, mineral and military sectors. Twenty-three additional U.S. states will consider divestment policies in 2008. Beyond the U.S., at least 14 countries have initiated targeted Sudan divestment campaigns including Australia, Belgium, Canada, Germany, Japan, Norway, Netherlands, New Zealand, Ireland, Italy, Sweden, Switzerland, South Africa, and the UK.

The Sudan divestment movement has also spread rapidly to the private sector. In 2007, the Company's competitor Fidelity Investments reduced its U.S. holdings of PetroChina, the listed arm of Sudan's largest oil partner, China National Petroleum Corporation, by 91%. Berkshire Hathaway, the holding company for Warren Buffett, sold over two billion shares in the company.

The issue has also received significant attention in the press. In 2007 the Save Darfur Coalition launched a multi-million dollar advertising campaign in support of the Sudan divestment movement. The advertising campaign, which targeted companies in Sudan and their largest foreign investors, included national television commercials, newspaper advertisements and billboards.

In addition to paid advertising, the Sudan divestment movement has been covered extensively in the press, including features in CNN, FOX News, MSNBC, Bloomberg, Reuters, Associated Press, New York Times, International Herald Tribune, Fortune, London Times, Financial Times, Wall Street Journal, and Xinhua. See also:

Pensions & Investments Fiduciary Duty Calls For Divesting 11/26/2007
http://www.pionline.com/apps/pbcs.dll/article?AID=/20071126/PRINTSUB/7112101 4/1008/rss12&rssfeed=rss12

Investment & Pensions Europe PGGM May Withdraw China Investment 11/13/2007
http://www.ipe.com/home/login.php?type=noaccess&extra=&page=http%3 A%2F%2Fwww.ipe.com%2Fnews%2FPGGM_may_withdraw_China_investment_2 5930.php%3Ftype%3Dnews%26id%3D25930

The Harvard Crimson Shame on UBS 11/12/2007
http://www.thecrimson.com/article.aspx?ref=520682

Santa Fe Reporter Thorny Funds 10/10/2007
http://sfreporter.com/articles/publish/outtake-101007-thorny-funds.php

Boston Globe Darfur Activists to Prod 4 More Mutual Fund Firms 9/5/2007
http://www.boston.com/business/globe/articles/2007/09/05/darfur_activists_to_prod_4 _more_mutual_fund_firms/

Reuters Activists Target More US Firms on Sudan Investments
http://today.reuters.com/news/articleinvesting.aspx?type=etfNews&storyID=200 7-09-05T200346Z_01_N05215308_RTRIDST_0_FUNDS-SUDAN.XML&pageNumber=0&imageid=&cap=&sz=13&WTModLoc=InvArt-C1-ArticlePage2

The London Times Campaigners Seek to Curb Investment in Sudan as Darfur Crisis Continues
http://business.timesonline.co.uk/tol/business/markets/africa/article2072495.ece

TheStreet.com Save Darfur, Win Big 6/26/2007
http://www.thestreet.com/_tscrss/funds/etftuesday/10364855.html

Guardian Unlimited British Investors Urged to Quit Sudan 6/19/2007
http://politics.guardian.co.uk/foreignaffairs/story/0,,2106164,00.html

The Street Franklin Templeton Could Feel Darfur's Heat 5/21/2007
http://www.thestreet.com/newsanalysis/assetmanagers/10357947.html

The Economist Genocide In the Boardroom 5/8/2007
http://www.economist.com/business/displaystory.cfm?story_id=9136514

LA Times Berkshire's Darfur Links Clash with Gates Mission 5/4/2007
http://www.latimes.com/news/nationworld/nation/la-na-berkshire4may04,0,6075683.story?coll=la-home-headlines

Bloomberg Buffett Confronts Darfur, Divestment Proposal at Annual Meeting 5/4/2007
http://www.bloomberg.com/apps/news?pid=20601087&sid=ayg30EbB4LLs&refer=home

USA Today Some Investors Want Money Out of Sudan 3/21/2007
http://www.usatoday.com/money/world/2007-03-21-sudan-invest-usat_N.htm

Fortune Fidelity's Sudan problem 1/29/2007
http://money.cnn.com/2007/01/29/news/companies/pluggedin_gunther_sudan.fortune/?postversion=2007012911

Wall Street Journal Divestment Campaign Moves into US Mutual Funds 1/28/2007
http://www.sudantribune.com/spip.php?article19973

Furthermore, CEO Kenneth Lewis announced in 2001 that he had set a goal for the company to become "the Most Admired Company in the World." To achieve such a goal the proponents believe it still has a long way to go regarding human rights impacts. Implementation of the Proposal to create a board of directors committee on human rights could be an important corporate governance measure toward that goal.

The Company's global operations are not particularly transparent, but we do know that many of the countries within which it operates face significant human rights challenges, including China, India, Malaysia, Philippines, Singapore, Thailand, Brazil and Mexico.

The Company's ownership relationship with the Construction Bank of China (CBC) is of particular relevance to the Proposal. In 2005, the Company acquired a 9 percent share of the CBC, with an option of increasing the share of its holdings to 19.9 percent. The Company, through its stake in the Construction Bank of China participates in a number of controversial investments. CBC is listed as a principle backer of the China National Petroleum Corporation (CNPC), which is significantly involved in oil extraction and exploration in Sudan. CBC also helped to finance, Sinopec which explores for oil & gas in Burma, collaborating with the military regime's Myanmar Oil & Gas Enterprise. As China's economy grows, through its CBC stake, the Company's involvement with China's totalitarian government grows corresponding, which in turn increases the company's potential liabilities related to human rights violations.

Bank of America issues corporate bonds on behalf of Wal-Mart, a company whose labor practices violate internationally recognized rights, such as workers' rights to organize and collective bargaining. Wal-Mart censures union information, fires union members, closes departments in order to stop development of unions etc. The Company has been sued 57 times since 2000 by several groups of workers. In the USA, 292 complaints have been filed with the National Labor Relations Board about violations of labor laws. These complaints concern conflicts about overwork and unequal pay, discrimination of women and bad health conditions. Human Rights Watch states: "The effect of Wal-Mart's tactics is to deny workers their internationally recognized right to organize." The Norwegian pension fund has also highlighted the behavior of the Company: "An extensive body of material indicates that Wal-Mart consistently and systematically employs minors in contravention of international rules, that working conditions at many of its suppliers are dangerous or health-hazardous, that workers are pressured into working overtime without compensation, that the company systematically discriminates against women in pay, that employees are in a number of cases unreasonably punished and locked in."

The Company also finances munitions companies which produce depleted uranium weapons and cluster bombs. These weapons constitute a grievous violation of the rights of non-combatants wherever modern warfare is practiced. The use of these uranium weapons creates clouds of tiny metal particles that contaminate the battlefield and surrounding environment for millions of years. Scientific research has shown that depleted uranium causes cancer, birth defects, and other serious health problems. The effects have been recorded in both soldiers and civilians. There is a growing awareness that uranium weapons breach the most fundamental human rights. Military trade unions, human rights organizations and the environmental and peace movements are calling for a world-wide ban on the production of uranium weapons. 98% of cluster munitions victims are civilians. Nobody has yet been able to calculate the toll of depleted uranium, but that has not stopped Bank of America from financing their production.

In the Black Mesa region of northeastern Arizona, for 40 years, Indigenous Navajo and Hopi communities in Arizona have been ravaged by the Black Mesa coal mine, which drains 2.5 million gallons daily from the only community water supply. The mine has caused bitter land disputes between Peabody and the Indigenous communities of the region, and left a toxic legacy along a 273 mile coal slurry pipeline. In 2006, the Bank of America contributed to the $4 billion financing of the continuation of controversial mining operations.

This documentation not only demonstrates that the Proposal focuses on "significant policy, economic or other implications," but "the presence of widespread public debate regarding an issue." These are issues about which shareholders are appropriately concerned. As a result, shareholders have the right to raise these issues at the Company's annual meeting and express their opinions about how the Company should explore its role in addressing human rights issues. These issues are beyond a doubt significant social policy issues that have captured the attention of millions of Americans and are clearly of concern to other investors. We respectfully believe the Staff should reach the same conclusion and notify the Company that it cannot exclude the Proposal as merely focusing on the day-to-day business of the Company.

The Proposal does not request an evaluation of risk. The Company appears to make two arguments with respect to the evaluation of risk exclusion (1) the Proponents concede the Proposal is effectively a request for an evaluation of risk by stating "our company needs to ensure that our corporate reputation and credibility are secure and that fellow shareholders are protected from egregious corporate conduct by its officers and employees, especially relating to violations of our U.S. federal laws, and statutes of other nation states" in the Proponent's ***cover letter***; and (2) because it is analogous to a list of proposals excluded for requesting an evaluation of risk.

With respect to the first argument, the Staff has never suggested that statements in the cover letter are at all relevant to this analysis. In fact, Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") made no mention of cover letters when it stated " In determining whether the focus of these proposals is a significant social policy issue, *we consider both the proposal and the supporting statement* as a whole." (emphasis added). Consequently, this argument finds absolutely no support in Staff no-action letters or interpretive bulletins. In fact, this argument appears to be entirely unprecedented.

But beyond that point, one need look no farther than the proposals cited by the Staff in SLB14C to understand that it is completely appropriate to raise the issues of company value, image and reputation in a proposal. In SLB 14C the Staff gave an example of an unacceptable proposal (*Xcel Energy Inc.* (April 1, 2003)) and a permissible proposal (*Exxon Mobil Corp.* (March 18, 2005)). Looking at the text of *Exxon* it is abundantly clear that it is permissible to discuss company reputation in the proposal. The *Exxon* proposal stated the following:

> WHEREAS, as shareholders, we believe there is a need to study and report on the **impact on our company's value** from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).
>
> WHEREAS, preserving sensitive ecosystems will enhance **our company's image and reputation** with consumers, elected officials, current and potential employees, and investors;
>
> ***
>
> there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

To argue, as the Company does here, that it is a violation of Rule 14a-8(i)(7) to make mention of the company's reputation or risk in the proposal, let alone the cover letter, is entirely misplaced. Accordingly we request the Staff to reject this argument.

Turning to the cases which the Company believes are analogous to the Proposal, the following demonstrates why they are not applicable to this case. The evaluation of risk exclusion was formally announced in SLB 14C in which the Staff stated:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

As we understand this distinction based on the precedents, if proponents seek a report that relates to accounting or evaluation of economic risks to a company, such as a quantification or characterization of financial risks, or projection of financial, market or reputational risk, then the Staff will treat the proposal as ordinary business. If the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which does not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded.

Accordingly, the Staff refers in SLB14C to the *Xcel Energy Inc.* (Apr. 1, 2003) proposal as an example of a request for a risk assessment. In *Xcel* the proponents requested a:

> report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions ...

This proposal expressly sought an evaluation of the economic risks to the company's operations and clearly was within the ordinary business exclusion. In the Proposal, there is no comparable request for a report on economic risks. What we have in *Xcel* is an full fledged request for an assessment of financial risks and that is dramatically different from the Proposal which does not even present an implied request for an evaluation of risk. In addition to *Xcel*, there are three often cited examples of prohibited risk assessments: *Newmont Mining Company* (Feb. 4, 2004), *Willamette Industries, Inc.* (Mar. 20, 2001), and *The Mead*

Corporation (Jan. 31, 2001). These examples serve to illustrate what constitutes a prohibited request for a risk assessment and to demonstrate that the Proposal is not in this catagory.

In *Newmont* the proposal sought a report "on the risk to the company's operations, profitability and reputation from its social and environmental liabilities." In that type of proposal we see a clearly articulated request for an evaluation of financial risk and therefore that proposal was properly excluded. In *Willamette,* the proposal sought in addition to other items "an estimate of worst case financial exposure due to environmental issues for the next ten years." Once again we see a direct request for an analysis and evaluation of financial risk and an appropriate rejection of the proposal.

In *Mead* we find the shareholder was requesting that the company report on the company's "*liability projection methodology*. . . and an assessment of other major environmental risks, such as those created by climate change." (emphasis added). In this case not only was there a plain focus on risk assessment, but there was the additional emphasis on the nature and type of analysis. In this manner, *Mead* is even farther removed from the language of the Proposal. As we have shown, the Proposal does not request an implicit or explicit assessment. But it is entirely incorrect to claim that the Proposal somehow seeks to impose some sort of specific assessment methodology. The Proponents have made significant and concerted efforts to make it completely clear that the Committee's specific actions and practices are entirely left to the discretion of the Committee and the Board. As such, *Mead* is not remotely analogous to the Proposal and should be disregarded.

Finally, in *American International Group, Inc.* (February 19, 2004) the shareholders requested that the company "review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and . . . identify the impacts of these pandemics on the company." This case is not analogous because the Proposal does not make any explicit request for a review of economic effects. In addition, it is important to note that the Proposal does not seek information about how the subject matter (human rights) is impacting the company, as *American International Group* did with the subject of pandemics. Rather, the Proposal is focused on the human rights impacts of the Company's activities. In that way the Proposal is more like *Exxon Mobil* (March 18, 2005) (cited favorably in SLB14C) in which the proponent sought a report on the environmental impact of the Company's activities.

All of the above analysis is borne out by two recent case in which the companies sought to exclude the proposal on evaluation of risk grounds. *Burlington Northern Santa Fe Corp.* (December 27, 2007) and *Norfolk Southern Corporation* (February 20, 2007). In the case of *Norfolk* the proponent sought "information relevant to the Company's efforts to both safeguard the security of their operations and minimize material financial risk arising from a terrorist attack and/or other homeland security incidents." That proposal was excluded as relating to an evaluation in risk. However, one year later in *Burlington*, the same proponent sought "information relevant to the Company's efforts to safeguard the security of their operations arising from a terrorist attack and/or other homeland security incidents." This second proposal, in contrast to Norfolk, was determined to be permissible and not in violation of the ordinary business exclusion. What is critical here is that by simply removing the request for information related to efforts for minimize financial risk was sufficient to remove the proposal from the scope of the risk assessment exclusion. What these two railroad cases demonstrate is that if the proponents seek actions, or assessments of possible actions, that may have the outcome of minimizing risks, but which do not ask the company to quantify or characterize those risks, these are acceptable and will be not be excluded. Furthermore, the company in Burlington argued that while the explicit reference to material risk was removed from the proposal, the request implicitly called for an evaluation of risk. This argument was rejected by the Staff and confirms that it is permissible to request information so long as the company is not asked to quantify or characterize risks.

For the reasons given above we urge the Staff to reject the Company's evaluation of risk argument.

The Proposal does not fall within the legal compliance exclusion. Next, the Company argues that the Proposal is excludable because *the cover letter*, once again, is focused on compliance issues. The Proponents are unaware of a single example of the Staff excluding a proposal on ordinary business grounds for statements made in the shareholder's cover letter. Such an argument, completely unsupported by the Company, is so far afield that it requires no response. Nevertheless, out of an abundance of caution we will make the following points.

While the Company cites to a number of no-action letters issued by the Staff on the subject of legal compliance, it makes no effort to analogize any of the cases to the Proposal. When one looks at the cases, however, it is clear that none of them are relevant to the Staff's analysis:

> *Ford Motor Company* (March 19, 2007). This proposal sought to delve into the propriety of a "Value Enhancement Program that would 'reward' shareholders. VEP was designed to distribute $20 cash or new share equivalent for each outstanding share. Old Common and Class 'B" shares would be tendered and new shares and/or cash would be issued." After leveling the accusation that the "VEP was designed to funnel $1.4 billion cash from the Company's Treasury directly into the pockets of the Ford family", the shareholder went on to state that "laws prohibit misrepresentation, bad faith, swindle, conspiracy to commit fraud, fraud in the inducement, concealment, breach of contract, failing legal duty, false pretenses and failure to fully disclose—all violations that may have been committed by Chairman Ford and his Board." Having recited these and other details, the shareholder concluded with a request to investigate violations of securities laws. Clearly, *Ford* is completely different in that it is an example of a shareholder focusing on the company's review of an otherwise ordinary securities law violation. The Proposal, in contrast to *Ford*, expressly states that legal compliance is not an issue and therefore cannot be excluded on the basis of *Ford*.
>
> *The Bear Stearns Companies Inc.* (February 14, 2007). In this case the proponent sought "1. An assessment of the costs and benefits of the Sarbanes-Oxley Act on the Company's in-house operations; and 2. An assessment of the impacts of the Sarbanes-Oxley Act on the Company's investment banking business." The plain meaning of this

resolution is a focus on the costs and benefits of complying with Sarbanes-Oxley and accordingly the Staff found that it was in effect a legal compliance program. There is nothing in the language of this proposal that approximates the text of the Proposal and as such it does not apply the analysis before the Staff.

Monsanto Company (November 3, 2005). The proposal requested the creation of an ethics oversight committee to "insure compliance with the Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulations of federal, state, provincial and local governments, including the Foreign Corrupt Practices Act." In contrast to the present resolution, the *Monsanto* proposal was focused on compliance issues. The proposal sought to dictate how the compliance program would occur with specifics about certain fields of law. The current Proposal in contrast, is not even impliedly interested in those intricate details and plainly focuses on the significant social policy issues facing the Company, and excludes compliance issues.

General Electric Company (January 4, 2005). As the company in *General Electric* demonstrated, that company was subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. Because the proposal requested the company to prepare a report "detailing" its "current activities to meet their public interest obligations" it was requesting the same information that each company television station was required to submit to the FCC on at least a quarterly basis. That is simply not the case here. In addition to exempting legal compliance issues, it is evident that the Proposal does not focus on the details of reporting to federal agencies. Accordingly, the facts of *General Electric* are distinct from our case and are not relevant.

Hudson United Bancorp (January 24, 2000). In *Hudson*, the proponent accused the company of "violations of laws and regulations [including] insider trading, money laundering, illegal kickbacks, bribery, tax evasion, wire and mail fraud, and forgery" and called for an investigation. This case is far more similar to *Ford* (described above) and for the same reasons is not applicable to this analysis.

Finally, even assuming that the Proposal seeks direct involvement in compliance mechanisms there are many examples where the Staff has determined that it is appropriate for a shareholder proposal to address operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no-action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program" because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning and we respectfully submit that the Staff should do so again. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions*. See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources); *Dillard Department Stores, Inc.* (March 13, 1997) (the company failed to persuade the Staff to exclude a proposal that asked for a report which described the company's actions to ensure that it would not do business with foreign suppliers who manufacture items using forced labor, convict labor or illegal child labor or fail to satisfy other applicable laws and standards.)

What all of these proposals have in common with the Proposal is that they were addressing significant social policy issues confronting the company. Consequently, they were appropriate issues for shareholder consideration even if, arguably, they involved compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not concerned with mundane company matters, but were focused on how the company should address the issues which transcended the day-to-day affairs of the company. Accordingly, we respectfully request the Staff conclude that the Proposal must be included in the Company's proxy materials.

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rule 14a8-(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information. Also, pursuant to Staff Legal Bulletin No. 14 B, section F.3. we request the Staff fax a copy of its response to Sanford Lewis at (781) 207-7895.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

cc: John Harrington
Andrew A. Gerber, Hunton & Williams LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 29, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 28, 2007

The proposal resolves to amend the bylaws to establish a board committee that will review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the United States and worldwide.

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END